

Mail Stop 3030

March 29, 2010

Via U.S. Mail

Mr. Robert Weinstein
Chief Financial Officer
Xcorporeal, Inc.
80 Empire Drive
Lake Forest, CA   92630

      RE: Xcorporeal, Inc.
             Item 4.01 Form 8-K
             Filed March 19, 2010
             File No. 1-33874

Dear Mr. Weinstein:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief